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INTERNATIONAL URANIUM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNITED STATES DOLLARS) (UNAUDITED)

1. Basis of Preparation of Financial Statements

These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2002 annual report.

These unaudited interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2002 annual report.

2. Restricted Investments

Amounts represent cash and fixed income securities the Company has placed on deposit with the bonding company to secure its reclamation bonds (Note 4).

                                                         June 30, 2003               September 30, 2002
                                                  ---------------------      ---------------------------
Cash and cash equivalents                                     $872,356                       $3,297,063
Fixed income securities                                     11,139,633                        9,369,874
                                                  ---------------------      ---------------------------
                                                            12,011,989                       12,666,937
                                                  =====================      ===========================

3. Other Asset

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement with a payment of $280,000.

4. Provisions for Reclamation

Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At June 30, 2003 and September 30, 2002, $12,320,983 was accrued for reclamation costs. The Company has posted bonds in the amount of $11,371,727 in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited cash and fixed income securities on account of these obligations (Note 2).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

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5.  Urizon Joint Venture

In November 2002, the Company entered into a joint venture agreement with Nuclear Fuel Services, Inc. to pursue the development of a new, long-term alternate feed program for the Company's White Mesa Mill. Under the agreement, a new company, Urizon Recovery Systems, LLC ("Urizon"), was formed and is owned 50% by each party. Beginning this quarter, the Company accounted for its interest in the joint venture on a proportionate consolidation basis using Urizon's March 31, 2003 financial statements, which are the most current financial statements available. In previous quarters, the Company accounted for its initial contribution of $1.5 million to the joint venture as an investment in Urizon.

Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. The amount due from the joint venture on the balance sheet represents amounts due for services, which are eligible for reimbursement from immediate funds by Urizon. Beginning this quarter, amounts reimbursable in the future out of available distributable cash, are expensed as incurred, due to their contingent nature. In previous quarters, these amounts were recorded as a long-term receivable. The intellectual property represents the Company's 50% interest in Urizon's technology.